UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KBS STRATEGIC OPPORTUNITY REIT, INC.

(Name of Subject Company)

KBS STRATEGIC OPPORTUNITY REIT, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

48242N 106

(CUSIP Number of Class of Securities)

Keith D. Hall

Chief Executive Officer

KBS Strategic Opportunity REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by Coastal Realty Business Trust (the “Bidder” or the “Purchaser”) to purchase up to 3,000,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of KBS Strategic Opportunity REIT, Inc. (the “Company” or the “Corporation”), at a price of $8.00 per Share, in cash (without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit(a)(1) to the Tender Offer Statement on Schedule TO filed by the Bidder with the Securities and Exchange Commission (the “SEC”) on September 19, 2016 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

KBS Strategic Opportunity REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

Phone Number: (949) 417-6500

The title of the class of equity securities to which the Tender Offer relates is the Company’s Common Stock, of which there were 58,864,192 Shares outstanding as of September 26, 2016.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 3,000,000 Shares at the Offer Price. The Tender Offer is on the terms and subject to the conditions set forth in the Offer to Purchase.

Unless the Tender Offer is extended by the Bidder, it will expire on October 31, 2016, at 11:59 p.m., Pacific Time.

According to Bidder’s Schedule TO, its business address and telephone number is:

1640 School Street

Moraga, California 94556

Phone Number: (925) 631-9100

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (a) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 28, 2016 (the “2015 Form 10-K”), and (b) the sections entitled “Certain Information About Management – Director Independence,” “ – The Audit Committee,” “ – The Conflicts Committee,” “ – Report of the Conflicts Committee,” “ – Compensation of Executive Officers,” “ – Compensation of Directors,” and “Stock Ownership” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 19, 2016 (the “2016 Proxy Statement”), all of which information is incorporated herein by reference. The 2015 Form 10-K and the 2016 Proxy Statement were previously made available to all of the Company’s Stockholders and are available for free on the SEC’s website at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation or Recommendation.

The Board of Directors has thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer, as further described below. The Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Bidder pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Bidder pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing or ability to provide liquidity to the Stockholders through the Company’s Eighth Amended and Restated Share Redemption Program (the “SRP”) or otherwise and (b) the Board of Directors has the right to amend, suspend or terminate the SRP at any time upon 30 days’ notice.

(b)	Background.

On September 2, 2016, the Company received a letter from Chip Patterson, Managing Director and General Counsel of MacKenzie Capital Management, LP, an affiliate of the Bidder, notifying the Company of the Bidder’s intention to commence a tender offer to purchase up to 3,000,000 Shares at a purchase price equal to $8.00 per share on September 19, 2016. With this letter, Mr. Patterson provided draft copies of the materials related to the intended Tender Offer.

On August 25, 2016, prior to the Company receiving notification of the Bidder’s intended Tender Offer, the Company’s management had discussed with the Board of Directors and the Company’s legal counsel the possibility of increasing funding for the Company’s share redemption program (the “SRP”). On September 7, 2016, after receiving notification of the Bidder’s intended Tender Offer, the Company’s management discussed the Bidder’s intended Tender Offer with the Company’s outside legal counsel and revisited the possibility of increasing funding for the SRP. On September 15, 2016, the Board of Directors approved an additional $25 million of funds available for the redemption of shares for the third quarter of 2016. To the extent that the Company redeems less than the number of shares that the Company can purchase in the third quarter of 2016, any excess capacity to redeem shares during the third quarter of 2016 will be added to the Company’s capacity to otherwise redeem shares during subsequent periods. The Company notified Stockholders of the SRP funding increase through a Current Report on Form 8-K filed with the SEC on September 16, 2016. The Company’s outside legal counsel forwarded a copy of the Form 8-K to Mr. Patterson on the same day, who acknowledged receipt of the information on that day. The Form 8-K was previously made available to all of the Company’s Stockholders and is available for free on the SEC’s website at www.sec.gov and the Company’s web site at www.kbsstrategicopportunityreit.com.

On September 19, 2016, the Bidder filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Tender Offer.

On September 28, 2016, the Board of Directors held a meeting with members of the Company’s management and (i) reviewed the Board’s duties in connection with the Tender Offer based on advice from the Company’s outside legal advisors, (ii) reviewed with the Board of Directors certain financial matters related to the Tender Offer, and (iii) discussed the terms of the Tender Offer. On September 28, 2016, the Board of Directors unanimously determined that the Tender Offer was not in the best interests of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Bidder for purchase pursuant to the Tender Offer.

(c)	Reasons for the Recommendation.

In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with the Company’s management and received advice from the Company’s outside legal advisors; and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.

The reasons the Board of Directors believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•

The Board of Directors believes that the Offer Price is significantly less than the current and potential long-term value of the Shares, which belief is based on the Board of Director’s significant knowledge of the Company’s assets and, among other things, the following information:

(i)

On December 8, 2015, the Company’s board of directors approved an estimated value per Share of $13.44 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of shares outstanding as of September 30, 2015. For important information regarding the methodologies, assumptions and limitations of this estimated value per share, please see Part II, Item 5 of the 2015 Form 10-K, which information is incorporated herein by reference. The 2015 Form 10-K is available for free on the SEC’s web site at www.sec.gov and the Company’s web site at www.kbsstrategicopportunityreit.com.

(ii)

Since the December 8, 2015 estimated value per Share, the Company’s operating portfolio (excluding subsequent acquisitions) has achieved, at the portfolio level, higher occupancies and higher net effective rental rates. In addition, since the December 8, 2015 estimated value per Share, the Company has consummated accretive transactions with respect to its joint venture investment in the Park Highlands undeveloped land.

(iii)

The Board of Directors believes the December 8, 2015 estimated value per Share is subject to the limitations described in the 2015 Form 10-K, particularly with respect to the passage of time since that valuation. However, in light of the factors discussed above, the Board of Directors is comfortable that any margin for error is far less than the discrepancy between the current and potential long-term value of the Shares and the Offer Price of $8.00 per Share. The Company expects to disclose an updated estimated value per Share in December of 2016 and has begun the process of updating the estimated value per Share; no information obtained during that process suggests the foregoing analysis is incorrect.

•

In its September 19, 2016 letter to the Company’s Stockholders, the Bidder states that “[a]s of June 30, 2016, the company announced that it had just $6.6 million available for redemptions during the remainder of 2016 while $17.7 million of redemption requests were unfulfilled.” The letter omits to state that on September 16, 2016, the Company announced an additional $25 million in funding for the SRP. As described above, this information was publicly filed and specifically shared with the Bidder on September 16, 2016, and the Bidder acknowledged receipt of this information on that day.

•

The Bidder states in the Offer to Purchase, based on its review of independent secondary market reporting, publications such as The Stanger Report and The Direct Investments Spectrum (formerly The Partnership Spectrum) reported no trading prices of Shares on secondary markets during the Summer 2016 and sales of Shares on secondary markets at $9.22 per Share in November/December 2015, respectively. The Bidder acknowledges that it does not know whether these Share prices are accurate or complete. In addition, the Company cannot verify whether the above-referenced information is accurate or complete and the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•

Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Bidder to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the full current value of the Shares. In that regard, the Board of Directors noted that, in the Bidder’s own words: “The [Bidder is] making the [Tender] Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $8.00 per Share, the [Bidder is] motivated to establish the lowest price which might be acceptable to [Stock]holders consistent with the [Bidder’s] objectives.”

•

The Bidder states that “[i]n determining the [Tender] Offer price, [it] analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Shares and the resulting lack of liquidity of an investment in the Corporation; (ii) the estimated value of the Corporation’s real estate assets; and (iii) the costs to the Purchasers associated with acquiring the Shares.” However, the Bidder does not provide any quantitative analysis of how it arrived at $8.00. The Bidder acknowledges that it has “…not made an independent appraisal of the Shares or the [Company’s] properties and [is] not qualified to appraise real estate.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Bidder’s valuation methods and the inadequacy of the Offer Price.

•

The Tender Offer is subject to certain conditions, some of which provide the Bidder with the “reasonable” discretion to determine whether the conditions have been met, such as the Bidder’s determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Bidder. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Bidder implies, or with the same terms and conditions, including without limitation, the Offer Price.

•

The Board of Directors acknowledges that, during the fourth quarter of 2015 and the first and second quarters of 2016, redemption requests surpassed the funding limitations under the SRP. Most recently, at the end of the second quarter of 2016, the Company was unable to satisfy $17.7 million of redemption requests and had $6.6 million available for redemptions during the remainder of 2016. However, on September 15, 2016, the Board of Directors authorized $25 million in additional funding for the SRP. Although the Company cannot provide assurances as to whether the SRP will be sufficient to meet demand in future quarters, it believes this additional funding is likely to satisfy all redemption requests in the third quarter of 2016. With respect to future quarters beyond the third quarter of 2016, the Board of Directors will monitor the number of redemption requests and funding levels for the SRP. The Board of Directors will continue to consider the liquidity available to Stockholders going forward, balanced with other long-term interests of the Stockholders and the Company. The Company’s management and Board of Directors are continuing to evaluate possible strategic alternatives to provide additional liquidity to Stockholders, including but not limited to negotiating or procuring the sale of all or a portion of the equity interest in certain of the properties in the Company’s portfolio, exploring the conversion of the Company to an “NAV REIT” with increased capacity to repurchase shares at the most recent NAV per share through its SRP, and other strategies.

•

Notwithstanding the foregoing, the Board of Directors considered that, throughout its public offering of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interests of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Bidder pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Bidder pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the Board of Directors makes no assurances with respect to (i) future distributions, if any or (ii) the timing or ability to provide liquidity to the Stockholders through the SRP or otherwise and (b) the Board of Directors has the right to amend, suspend or terminate the SRP at any time upon 30 days’ notice. Stockholders should consider the limitations of the SRP and their own needs for liquidity when making a decision as to whether to tender their Shares to the Bidder pursuant to the Tender Offer.

(d)	Intent to Tender.

The directors and executive officers of the Company are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they will not tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates will tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company

On July 29, 2016 and August 31, 2016, pursuant to the Company’s SRP, the Company repurchased approximately 485 and 13,202 Shares, respectively, at $13.44 per Share, for an aggregate price of approximately $0.2 million.

On September 22, 2016, pursuant to the Company’s dividend reinvestment plan, the Company issued approximately 235,060 Shares at $13.44 per Share, for aggregate proceeds of approximately $3.2 million.

During the past 60 days prior to the filing of the Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or, to the Company’s best knowledge, by any of its affiliates or subsidiaries or by the directors or executive officers of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer that relate to: (a) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (b) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9. These statements are based on a number of assumptions involving the judgment of management and depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and rental rates at its real estate properties; the Company’s ability to satisfy redemption requests under the SRP; and other risks identified in Part I, Item 1A, “Risk Factors” in the Form 10-K (which section is incorporated herein by reference). Except as required by applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

Item 9.	Exhibits

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

KBS STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Jeffrey K. Waldvogel
Name: Jeffrey K. Waldvogel
Title: Chief Financial Officer

Dated: September 28, 2016

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated September 28, 2016*
(a)(2)	Text of Letter/E-mail to Financial Advisors
(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 19, 2016**
(e)(2)	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 28, 2016**

*	Included in copy mailed to Stockholders.
**	The sections of the Form 10-K and Proxy Statement, specified in Items 3, 4 and 8 hereto are incorporated herein by reference.